CAPITAL PRODUCT PARTNERS L.P. AGREES TO ISSUE $140 MILLION OF CONVERTIBLE PREFERRED UNITS AND REACHES AGREEMENT WITH LENDERS TO DEFER DEBT AMORTIZATION UNTIL MARCH 2016

ATHENS, Greece, May 14, 2012 -- Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, announced today the agreement to issue $140 million of Class B Convertible Preferred Units (“Class B Units”) to a group of investors including Kayne Anderson Capital Advisors, L.P., Swank Capital LLC, Salient Partners, and the Partnership’s Sponsor, Capital Maritime & Trading Corp. (“Capital Maritime”).

The Class B Units are priced at $9.00 per unit and are convertible at any time into common units of the Partnership (“Common Units”) on a one-for-one basis. The purchase price represents a 9.7 percent premium to the trailing 30 day volume-weighted average price of the Common Units. The Class B Units will pay a fixed quarterly distribution of $0.21375 per unit representing an annualized distribution yield of 9.5 percent. The Partnership intends to use the net proceeds from the issuance, together with part of its cash balances, to repay debt of $149.6 million across the Partnership’s three credit facilities. Under the terms of the amendment, the next scheduled amortization payment under each of the Partnership’s credit facilities will commence on March 31, 2016. The parties to the transaction are subject to a 120 day lock up period and the transaction’s closing is subject to completion of the necessary loan documentation. The Board of Directors of the Partnership unanimously approved the terms of this transaction.

“We are pleased to enter into this transaction with Kayne Anderson, a significant holder of our common units and to welcome important new investors to the Partnership. Also, we are thankful for our Sponsor’s continued support and substantial investment,” said Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner. “We firmly believe this transaction advances our common unitholders’ interests by significantly strengthening our equity base and balance sheet. This provides clear visibility to our $0.93 per unit annual distribution, a pathway to distribution growth and it enhances our financial flexibility to pursue growth opportunities.”

The definitive agreements related to this transaction will be filed with the Securities and Exchange Commission (“SEC”) and available on the SEC’s website at www.sec.gov following the closing of the transaction.

Evercore Partners acted as exclusive placement agent in connection with the transaction.

Neither the Class B Units nor the Common Units into which they are convertible have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent a registration statement or exemption from registration. This notice is issued pursuant to Rule 135c under the Securities Act of 1933 and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Conference Call and Webcast

On Monday, May 14, 2012 at 11:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), 0871 700-0345 (from the UK) or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 21, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(845) 245-5205; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 81687703#

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding the transaction and its effects on the Partnership, our annual distribution guidance, distribution growth, our amortization payments and our ability to pursue growth opportunities, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 25 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR  (Medium Range) tankers and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.
CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media

Ioannis Lazaridis, CEO and CFO	Matthew Abenante

+30 (210) 4584 950	Capital Link, Inc. (New York)

E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.

Jerry Kalogiratos, Finance Director

+30 (210) 4584 950

j.kalogiratos@capitalpplp.com

Disclosures

References to the "Partnership," "CPLP," "us," "we" or "our" in this presentation refer to Capital Product Partners L.P. and its subsidiaries. This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current assumptions and expectations with respect to expected future events and performance. All statements, other than statements of historical facts, including our expectations regarding the transaction and its benefits to and effects on the Partnership and our unitholders, on our annual distribution guidance, distribution growth and unit coverage, the expected benefits from our interest rate swaps and effects on interest costs, as well as our expected amortization payments and ability to refinance our remaining debt, expected rate environment and anticipated proceeds from the transaction are forward-looking statements.

Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, and undue reliance should not be placed upon them. Many factors could cause forecasted and actual results to differ materially from those anticipated or implied in these forward-looking statements.

For a more comprehensive discussion of the risk factors affecting our business, please see our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission, a copy of which can also be found on our website www.capitalpplp.com.

Stated competitive positions are based on management estimates supported by information provided by specialized external agencies and industry sources. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We make no prediction or statement about the performance of our common units.